

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

Via E-mail
Mr. Amir Philips
Chief Executive Officer
Optibase Ltd.
10 Hasadnaot Street
Herzliya 46728, Israel

>   **Re: Optibase Ltd.**
>   **Form 20-F**
>   **Filed April 30, 2012**
>   **File No. 000-29992**

Dear Mr. Philips:

We have reviewed your correspondence filed on August 30, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amir Philips
Optibase Ltd.
September 12, 2012
Page 2

Item 4.B. Business Overview, page 20

Properties, page 22

2.   We note your response to comment 1. However, the total "NOI/OI" does not agree to
        operating income on the consolidated statements of operations. In that regard, it appears
        that the metric may be a non-GAAP measure. Please reconcile the portfolio total
        "NOI/OI" to the most comparable GAAP measure and include all disclosures required by
        Item 10(e) of Regulation S-K in future filings. Please provide us with your proposed
        disclosure.

Notes to Consolidated Financial Statements, page F-9

Note 1.b.3 Centre des Technologies Nouvelles in Geneva, Switzerland, page F-11

3.   We have reviewed your response to comment 8. Please tell us how you determined that
        100 years was a reasonable depreciation for the new building that was acquired in
        accordance with generally accepted accounting principles. In addition tell us why you
        have referred to Swiss regulations for statutory accounting and tax basis financial
        statements.

Note 9.d Office of the Chief Scientist and European Commission commitments, page F-30

4.   We note your response to comment 9. Please clarify to us and in future filings if you are
        obligated to pay royalties on revenues generated by the Video activity subsequent to its
        sale.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any
other questions.

                                                Sincerely,

                                                /s/ Daniel L. Gordon

                                                Daniel L. Gordon
                                                Branch Chief